Unaudited Interim Condensed Consolidated Financial Statements of
Algonquin Power & Utilities Corp.
For the three and nine months ended September 30, 2025 and 2024

Algonquin Power & Utilities Corp.
Unaudited Interim Condensed Consolidated Statements of Operations

	Three months ended		Nine months ended
(millions of U.S. dollars, except per share amounts)	September 30		September 30
	2025	2024	2025	2024
Revenue
Regulated electricity distribution	$360.8	$361.4	$983.2	$971.5
Regulated natural gas distribution	67.6	65.7	423.3	393.9
Regulated water reclamation and distribution	129.9	124.3	323.6	302.1
Non-regulated energy sales	8.4	8.9	28.1	27.2
Other revenue	16.0	12.9	44.7	40.0
	582.7	573.2	1,802.9	1,734.7
Expenses
Operating expenses	214.3	227.9	641.0	646.0
Regulated electricity purchased	96.6	100.9	270.6	280.6
Regulated natural gas purchased	14.4	13.2	144.9	132.1
Regulated water purchased	7.8	9.0	20.4	19.7
Other cost of sales	7.5	5.3	20.0	16.2
Depreciation and amortization	94.7	99.4	297.0	296.1
Loss (gain) on foreign exchange	(2.3)	6.4	15.6	3.8
	433.0	462.1	1,409.5	1,394.5
Operating income	149.7	111.1	393.4	340.2
Interest expense (note 7)	(71.7)	(91.3)	(210.9)	(274.1)
Income from long-term investments (note 6)	6.9	26.5	16.4	96.2
Other income (note 5)	4.7	5.7	16.0	18.4
Other net losses (note 12)	(11.3)	(9.5)	(25.5)	(19.9)
Pension and other post-employment non-service costs (note 8)	(1.3)	(3.0)	(1.8)	(10.4)
Gain on derivative financial instruments (note 17(b)(iv))	8.7	0.3	1.8	0.5
	(64.0)	(71.3)	(204.0)	(189.3)
Earnings before income taxes	85.7	39.8	189.4	150.9
Income tax expense from continuing operations (note 11)
Current	(12.4)	(2.6)	(21.9)	(16.0)
Deferred	(14.6)	(3.8)	(31.9)	(17.3)
	(27.0)	(6.4)	(53.8)	(33.3)
Earnings from continuing operations	58.7	33.4	135.6	117.6
Loss from discontinued operations, net of tax (note 18)	(34.8)	(1,364.0)	(26.7)	(1,409.5)
Net earnings (loss)	23.9	(1,330.6)	108.9	(1,291.9)
Net effect of non-controlling interests from continuing operations	15.0	16.1	50.9	55.2
Net effect of non-controlling interests from discontinued operations (note 18)	—	8.8	—	42.6
Net earnings (loss) attributable to shareholders of Algonquin Power & Utilities Corp.	$38.9	$(1,305.7)	$159.8	$(1,194.1)
Series A Shares and Series D Shares dividend (note 9(b))	2.7	2.7	7.9	7.8
Net earnings (loss) attributable to common shareholders of Algonquin Power & Utilities Corp.	$36.2	$(1,308.4)	$151.9	$(1,201.9)
Basic and diluted net earnings per share from continuing operations (note 13)	$0.09	$0.06	$0.23	$0.23
Basic and diluted net loss per share from discontinued operations (note 13)	$(0.04)	$(1.77)	$(0.03)	$(1.90)
Basic and diluted net earnings (loss) per share (note 13)	$0.05	$(1.71)	$0.20	$(1.67)
See accompanying notes to unaudited interim condensed consolidated financial statements.

Algonquin Power & Utilities Corp.
Unaudited Interim Condensed Consolidated Statements of Comprehensive Income

	Three months ended		Nine months ended
(millions of U.S. dollars)	September 30		September 30
	2025	2024	2025	2024
Net earnings (loss)	$23.9	$(1,330.6)	$108.9	$(1,291.9)
Other comprehensive income (loss) ("OCI"):
Foreign currency translation adjustment, net of tax expense of $nil and $nil (2024 - tax recovery of $0.2 and tax expense of $3.0) (notes 17(b)(iii) and 17(b)(iv))	(10.9)	32.4	37.1	36.8
Change in fair value of cash flow hedges, net of tax recovery of $0.2 and $0.7 (2024 - tax recovery of $4.0 and tax expense of $3.0) (note 17(b)(ii))	(16.4)	(6.0)	(39.6)	32.7
Change in pension and other post-employment benefits, net of tax recovery of $0.3 and $1.0 (2024 - tax recovery of $0.2 and $2.0)	(0.8)	(0.7)	(3.3)	(5.9)
OCI, net of tax (note 10)	(28.1)	25.7	(5.8)	63.6

Derecognition on sale of the renewable energy business (note 18)	—	—	(71.6)	—
Comprehensive income (loss)	(4.2)	(1,304.9)	31.5	(1,228.3)
Comprehensive loss attributable to the non-controlling interests	(15.1)	(19.7)	(51.0)	(93.6)
Comprehensive income (loss) attributable to shareholders of Algonquin Power & Utilities Corp.	$10.9	$(1,285.2)	$82.5	$(1,134.7)
See accompanying notes to unaudited interim condensed consolidated financial statements.

Algonquin Power & Utilities Corp.
Unaudited Interim Condensed Consolidated Balance Sheets

(millions of U.S. dollars)	September 30,	December 31,
	2025	2024
ASSETS
Current assets:
Cash and cash equivalents	$62.2	$34.8
Trade and other receivables, net (note 4)	546.2	422.6
Fuel and natural gas in storage	45.2	43.7
Supplies and consumables inventory	181.4	179.9
Regulatory assets (note 5)	202.8	194.9
Prepaid expenses	94.4	68.8
Derivative instruments (note 17)	8.7	11.1
Other assets	5.8	12.8
Assets held for sale (note 18)	—	166.5
	1,146.7	1,135.1
Property, plant and equipment, net	9,571.1	9,450.1
Intangible assets, net	68.7	69.1
Goodwill	1,315.9	1,312.2
Regulatory assets (note 5)	1,169.9	1,126.1
Long-term investments (note 6)	209.2	67.8
Derivative instruments (note 17)	69.5	97.4
Deferred income taxes	23.9	11.2
Other assets	213.5	163.6
Assets held for sale (note 18)	—	3,529.1
	$13,788.4	$16,961.7
See accompanying notes to unaudited interim condensed consolidated financial statements.

Algonquin Power & Utilities Corp.
Unaudited Interim Condensed Consolidated Balance Sheets (continued)

(millions of U.S. dollars)	September 30,	December 31,
	2025	2024
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$92.6	$164.2
Accrued liabilities	426.5	503.3
Dividends payable	49.9	49.7
Regulatory liabilities (note 5)	61.4	76.7
Long-term debt (note 7)	271.6	491.7
Other long-term liabilities	17.6	36.3
Derivative instruments (note 17)	1.9	1.9
Other liabilities	12.7	20.7
Liabilities associated with assets held for sale (note 18)	—	153.0
	934.2	1,497.5
Long-term debt (note 7)	6,163.0	6,207.0
Regulatory liabilities (note 5)	548.8	559.6
Deferred income taxes	667.2	577.2
Derivative instruments (note 17)	17.3	17.5
Pension and other post-employment benefits obligation	60.6	73.6
Other long-term liabilities	323.1	273.8
Liabilities associated with assets held for sale (note 18)	—	1,574.3
	7,780.0	9,283.0
Redeemable non-controlling interests	—	5.0
Equity:
Preferred shares	184.3	184.3
Common shares (note 9(a))	7,400.8	7,391.3
Additional paid-in capital	(16.0)	(19.2)
Deficit	(2,929.3)	(2,929.9)
Accumulated other comprehensive income ("AOCI") (note 10)	4.1	81.4
Total equity attributable to shareholders of Algonquin Power & Utilities Corp.	4,643.9	4,707.9
Non-controlling interests
Non-controlling interests - tax equity partnership units	351.1	1,099.3
Other non-controlling interests	79.2	369.0
	430.3	1,468.3
Total equity	5,074.2	6,176.2
Commitments and contingencies (note 15)
Subsequent events (note 15(a))
	$13,788.4	$16,961.7
See accompanying notes to unaudited interim condensed consolidated financial statements.

Algonquin Power & Utilities Corp.
Unaudited Interim Condensed Consolidated Statements of Equity

(millions of U.S. dollars) For the three months ended September 30, 2025

	Algonquin Power & Utilities Corp. Shareholders
	Common shares	Preferred shares	Additional paid-in capital	Deficit	AOCI	Non- controlling interests	Total
Balance, June 30, 2025	$7,400.1	$184.3	$(19.4)	$(2,915.1)	$32.1	$444.2	$5,126.2
Net earnings (loss)	—	—	—	38.9	—	(15.0)	23.9
OCI	—	—	—	—	(28.0)	(0.1)	(28.1)
Dividends declared and distributions to non-controlling interests	—	—	—	(53.1)	—	1.2	(51.9)
Common shares issued under employee share purchase plan	0.7	—	—	—	—	—	0.7
Share-based compensation	—	—	3.5	—	—	—	3.5
Common shares issued pursuant to share-based awards	—	—	(0.1)	—	—	—	(0.1)
Balance, September 30, 2025	$7,400.8	$184.3	$(16.0)	$(2,929.3)	$4.1	$430.3	$5,074.2
See accompanying notes to unaudited interim condensed consolidated financial statements.

Algonquin Power & Utilities Corp.
Unaudited Interim Condensed Consolidated Statements of Equity (continued)

(millions of U.S. dollars) For the three months ended September 30, 2024

	Algonquin Power & Utilities Corp. Shareholders
	Common shares	Preferred shares	Additional paid-in capital	Deficit	AOCI	Non- controlling interests	Total
Balance, June 30, 2024	$7,389.1	$184.3	$0.8	$(1,331.8)	$(63.4)	$1,507.5	$7,686.5
Net loss	—	—	—	(1,305.7)	—	(24.9)	(1,330.6)
Redeemable non-controlling interests not included in equity	—	—	—	—	—	0.3	0.3
OCI	—	—	—	—	20.5	5.2	25.7
Dividends declared and distributions to non-controlling interests	—	—	—	(53.1)	—	(5.5)	(58.6)
Contributions received from non-controlling interests	—	—	—	—	—	8.9	8.9
Issuance of common shares under employee share purchase plan	0.9	—	—	—	—	—	0.9
Share-based compensation	—	—	4.5	—	—	—	4.5
Common shares issued pursuant to share-based awards	0.3	—	—	0.3	—	—	0.6
Acquisition of non-controlling interests	—	—	(3.5)	—	—	17.9	14.4
Balance, September 30, 2024	$7,390.3	$184.3	$1.8	$(2,690.3)	$(42.9)	$1,509.4	$6,352.6

See accompanying notes to unaudited interim condensed consolidated financial statements.

Algonquin Power & Utilities Corp.
Unaudited Interim Condensed Consolidated Statements of Equity (continued)

(millions of U.S. dollars) For the nine months ended September 30, 2025

	Algonquin Power & Utilities Corp. Shareholders
	Common shares	Preferred shares	Additional paid-in capital	Deficit	AOCI	Non- controlling interests	Total
Balance, December 31, 2024	$7,391.3	$184.3	$(19.2)	$(2,929.9)	$81.4	$1,468.3	$6,176.2
Net earnings (loss)	—	—	—	159.8	—	(50.9)	108.9
OCI	—	—	—	—	(5.7)	(0.1)	(5.8)
Dividends declared and distributions to non-controlling interests	—	—	—	(159.2)	—	(1.4)	(160.6)
Contributions received from non-controlling interests, net of cost	—	—	—	—	—	6.9	6.9
Derecognition on sale of the renewable energy business	—	—	—	—	(71.6)	(992.5)	(1,064.1)
Common shares issued under employee share purchase plan	3.0	—	—	—	—	—	3.0
Share-based compensation	—	—	9.7	—	—	—	9.7
Common shares issued pursuant to share-based awards	6.5	—	(6.5)	—	—	—	—
Balance, September 30, 2025	$7,400.8	$184.3	$(16.0)	$(2,929.3)	$4.1	$430.3	$5,074.2
See accompanying notes to unaudited interim condensed consolidated financial statements.

Algonquin Power & Utilities Corp.
Unaudited Interim Condensed Consolidated Statements of Equity (continued)

(millions of U.S. dollars) For the nine months ended September 30, 2024

	Algonquin Power & Utilities Corp. Shareholders
	Common shares	Preferred shares	Additional paid-in capital	Deficit	AOCI	Non- controlling interests	Total
Balance, December 31, 2023	$6,230.0	$184.3	$7.3	$(1,279.7)	$(102.3)	$1,584.8	$6,624.4
Net loss	—	—	—	(1,194.1)	—	(97.8)	(1,291.9)
Redeemable non-controlling interests not included in equity	—	—	—	—	—	1.0	1.0
OCI	—	—	—	—	59.4	4.2	63.6
Dividends declared and distributions to non-controlling interests	—	—	—	(217.4)	—	(72.7)	(290.1)
Contributions received from non-controlling interests, net of cost	—	—	—	—	—	75.8	75.8
Common shares issued upon public offering, net of tax-effected cost	1,150.0	—	—	—	—	—	1,150.0
Issuance of common shares under employee share purchase plan	3.2	—	—	—	—	—	3.2
Share-based compensation	—	—	11.0	—	—	—	11.0
Common shares issued pursuant to share-based awards	7.1	—	(5.8)	0.9	—	—	2.2
Acquisition of redeemable non-controlling interest	—	—	(10.7)	—	—	14.1	3.4
Balance, September 30, 2024	$7,390.3	$184.3	$1.8	$(2,690.3)	$(42.9)	$1,509.4	$6,352.6
See accompanying notes to unaudited interim condensed consolidated financial statements.

Algonquin Power & Utilities Corp.
Unaudited Interim Condensed Consolidated Statements of Cash Flows

(millions of U.S. dollars)	Three months ended September 30		Nine months ended September 30
	2025	2024	2025	2024
Cash provided by (used in):
Operating activities
Net earnings (loss)	$23.9	$(1,330.6)	$108.9	$(1,291.9)
Adjustments and items not affecting cash:
Depreciation and amortization	94.7	110.6	297.0	377.1
Deferred taxes	18.7	(0.7)	123.6	24.3
Initial value and changes in derivative financial instruments, net of amortization	(8.6)	4.9	(9.2)	1.9
Share-based compensation	3.6	4.4	9.3	14.7
Cost of equity funds used for construction purposes	(0.3)	(0.4)	(1.2)	(1.6)
Change in value of investments carried at fair value	—	50.5	—	35.9
Pension and post-employment expense in excess of (lower than) contributions	(4.2)	1.1	(6.9)	3.5
Distributions received from equity investments, net of income	0.9	3.6	3.2	37.9
Other	42.6	1,293.7	11.2	1,286.2
Net change in non-cash operating items (note 16)	(72.7)	(70.4)	(118.3)	(54.4)
	98.6	66.7	417.6	433.6
Financing activities
Increase in long-term debt	273.3	520.3	552.5	2,903.6
Repayments of long-term debt	(188.7)	(428.7)	(699.2)	(3,179.7)
Net change in commercial paper	33.0	109.0	(138.0)	(339.7)
Repayment of long-term debt on disposition of renewable energy business (note 18)	—	—	(1,374.8)	—
Issuance of common shares, net of costs	—	0.9	0.8	1,153.2
Cash dividends on common shares	(50.5)	(83.8)	(151.0)	(234.5)
Dividends on preferred shares	(2.7)	(2.7)	(7.9)	(7.8)
Contributions from non-controlling interests and redeemable non-controlling interests	—	—	6.9	60.5
Production-based cash contributions from non-controlling interest from discontinued operations	—	7.0	—	13.3
Production-based cash contributions from non-controlling interest from continuing operations	—	2.0	—	2.0
Distributions to non-controlling interests	—	(4.8)	—	(30.2)
Payments (receipts) upon settlement of derivatives	1.2	6.1	(35.4)	6.1
Shares surrendered to fund withholding taxes on exercised share options	(0.2)	(0.9)	(0.2)	(3.4)
Acquisition of non-controlling interest	—	(2.0)	—	(12.1)
Net change in other long-term liabilities	(0.6)	3.9	1.4	(31.0)
	64.8	126.3	(1,844.9)	300.3
Investing activities
Additions to property, plant and equipment and intangible assets	(150.8)	(182.3)	(551.8)	(599.2)
Increase in long-term investments	—	(4.0)	(4.9)	(82.1)
Decrease in long-term investments	—	3.2	—	3.2
Proceeds from divestiture of operating entity	—	—	1,973.3	29.6
Transaction cost on divestiture of operating entity	—	—	(16.1)	—
Increase in other assets	(7.9)	(2.4)	(18.4)	(5.0)
	(158.7)	(185.5)	1,382.1	(653.5)
Effect of exchange rate differences on cash and restricted cash	(0.6)	1.3	0.8	(0.2)
Increase (decrease) in cash, cash equivalents and restricted cash	$4.1	$8.8	$(44.4)	$80.2
Cash, cash equivalents and restricted cash, beginning of period	82.6	147.5	131.1	76.1
Cash, cash equivalents and restricted cash, end of period	$86.7	$156.3	$86.7	$156.3
See accompanying notes to unaudited interim condensed consolidated financial statements.

Algonquin Power & Utilities Corp. Unaudited Interim Condensed Consolidated Statements of Cash Flows (continued)

(millions of U.S. dollars)	Three months ended September 30		Nine months ended September 30
	2025	2024	2025	2024
Supplemental disclosure of cash flow information:
Cash paid during the period for interest expense	$81.3	$123.8	$242.1	$330.2
Cash paid (received) during the period for income taxes - net	$9.4	$1.0	$(78.7)	$(48.4)
Cash received during the period for distributions from equity investments	$—	$21.9	$—	$75.4
Non-cash financing and investing activities:
Increase (decrease) in accrued capital expenditure	$0.6	$(60.9)	$155.3	$63.1
Issuance of common shares under share-based compensation plans	$0.7	$1.3	$9.5	$10.4
Property, plant and equipment, intangible assets and accrued liabilities in exchange of note receivable	$—	$22.8	$—	$183.7
See accompanying notes to unaudited interim condensed consolidated financial statements.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2025 and 2024

Algonquin Power & Utilities Corp. ("AQN" or the "Company") is an entity incorporated under the Canada Business Corporations Act. AQN's operations are organized across two business units consisting of (i) the Regulated Services Group, which primarily owns and operates a portfolio of regulated electric, water distribution and wastewater systems, and natural gas utility systems and transmission operations in the United States, Canada, Bermuda and Chile; and (ii) the Hydro Group, which consists of hydroelectric generation facilities located in Canada. Additionally, the Company has a corporate function, the Corporate Group, consisting of corporate interest expense and shared services that primarily support the Regulated Services Group and the Hydro Group, in addition to holding certain ancillary investments. In prior periods, AQN included the Renewable Energy Group as a reportable segment; however, as of January 8, 2025, the assets and liabilities of this segment (excluding the Hydro Group) have been disposed of and its net earnings have been reported as discontinued operations (the "discontinued operations") (see note 18).
1.Significant accounting policies
(a)Basis of preparation
The accompanying unaudited interim condensed consolidated financial statements and notes have been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP") for interim financial information and follow disclosure required under Regulation S-X provided by the U.S. Securities and Exchange Commission. Accordingly, these unaudited interim condensed consolidated financial statements do not include all information and notes required by U.S. GAAP for annual financial statements and should be read in conjunction with the consolidated financial statements of AQN as of and for the year ended December 31, 2024.
In the opinion of management, the unaudited interim condensed consolidated financial statements include all adjustments that are of a recurring nature and necessary for a fair presentation of the results of interim operations.
The significant accounting policies applied to these unaudited interim condensed consolidated financial statements of AQN are consistent with those disclosed in the consolidated financial statements of AQN as of and for the year ended December 31, 2024 with the exception of the tax equity investments policy as described below.
(b)Seasonality
AQN's operating results are subject to seasonal fluctuations that could materially impact quarter-to-quarter operating results; thus, one quarter’s operating results are not necessarily indicative of a subsequent quarter's operating results. Where decoupling mechanisms exist, total volumetric revenue is prescribed by the applicable regulatory authority and is not affected by usage. AQN’s electrical distribution utilities can experience higher or lower demand in the summer or winter depending on the specific regional weather and industry characteristics. AQN’s water and wastewater utility assets’ revenues fluctuate depending on the demand for water, which is normally higher during the drier and hotter months of the summer. During the winter period, natural gas distribution utilities generally experience higher demand than during the summer period. AQN’s hydroelectric energy assets are primarily "run-of-river" and, as such, fluctuate with the natural water flows. During the winter and summer periods, flows are generally slower, while during the spring and fall periods, flows are heavier. For AQN's wind energy assets, wind resources are typically stronger in spring, fall and winter, and weaker in summer. AQN's solar energy assets generally experience greater insulation in summer, and weaker insulation in winter.
(c)Foreign currency translation
AQN’s reporting currency is the U.S. dollar. Within these unaudited interim condensed consolidated financial statements, the Company denotes any amounts denominated in Canadian dollars with "C$", in Chilean pesos with "CLP" and in Chilean Unidad de Fomento with "CLF" immediately prior to the stated amount.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2025 and 2024

1.Significant accounting policies (continued)
(d)Tax equity investments
As part of the disposition of the Company’s renewable energy business, the Company retained tax equity investments in seven renewable energy projects. These investments were previously considered intercompany investments and eliminated upon consolidation.
The Company elected to account for three eligible tax equity investments using the Proportional Amortization Method ("PAM") as outlined in Accounting Standards Update ("ASU") 2023-02 Investments - Equity Method and Joint Ventures: Accounting for Investments in Tax Credit Structures Using the Proportional Amortization Method.
The PAM requires the cost of eligible investments to be amortized in proportion to the tax benefits received with the resulting amortization reported directly in income tax expense, which aligns with the associated tax credits and other tax benefits.
Delayed equity contributions that are unconditional and legally binding or conditional and probable of occurring are recorded in other liabilities with a corresponding increase in the carrying value of the investment. The Company is required to re-evaluate eligible investments when significant modifications or events occur that result in a change in the nature of the investment or a change in the Company’s relationship with the underlying project. During the period, there were no significant modifications or events that resulted in a change in the nature of an eligible investment or a change in the Company's relationship with the underlying projects.
Tax equity investments not eligible for the PAM are recorded at cost.
See note 6 for additional details.
(e)Discontinued operations
On August 9, 2024, the Company entered into an agreement to sell its renewable energy business (excluding the Hydro Group) to a wholly owned subsidiary of LS Power (the "Renewables Sale"). The Company concluded that the consolidated assets within the renewable energy business being sold met the accounting requirements to be presented as "held for sale" in the third quarter of 2024 based on the receipt of final commercial terms, approval of the board of directors of the Company to consummate the transaction and the signing of the sale agreement, all occurring within the third quarter of 2024. As a result, the renewable energy business (excluding the Hydro Group) has been classified as "discontinued operations".
AQN has elected to present the cash flows of discontinued operations combined with cash flows of continuing operations. No interest from corporate level debt was allocated to discontinued operations. For the nine months ended September 30, 2025 and 2024, the loss from discontinued operations, net of tax on AQN’s unaudited interim condensed consolidated statements of operations, includes amounts related to non-controlling interests where applicable. A portion of non-controlling interests on AQN’s unaudited interim condensed consolidated balance sheets relates to discontinued operations for the periods presented.
On January 8, 2025, the Company completed the Renewables Sale.
Unless otherwise noted, the notes to these unaudited interim condensed consolidated financial statements exclude amounts related to discontinued operations for all periods presented.
See note 18 for a discussion of discontinued operations related to the disposition of the renewable energy business.
2.     Recently issued accounting pronouncements
(a)Recently adopted accounting pronouncements
There were no accounting pronouncements adopted in the current period.
(b)Recently issued accounting guidance not yet adopted
There was no new accounting guidance issued in the current period that is applicable to the Company.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2025 and 2024

3.Business acquisitions and dispositions
There were no acquisitions or dispositions as part of the continuing operations during the quarter. See note 18 for a discussion of the disposition of the renewable energy business.
4.Trade and other receivables
Trade and other receivables as of September 30, 2025 include unbilled revenue of $86.9 million (December 31, 2024 - $120.2 million) from the Company’s regulated utilities. Trade and other receivables as of September 30, 2025 are presented net of allowance for doubtful accounts of $30.3 million (December 31, 2024 - $27.1 million).
5.Regulatory matters
The operating companies within the Regulated Services Group are subject to regulation by the respective regulators of the jurisdictions in which they operate. The respective regulators have jurisdiction with respect to rate, service, accounting policies, issuance of securities, acquisitions and other matters. Except for Suralis S.A. ("Suralis"), these utilities operate under cost-of-service regulation as administered by these authorities. The Company’s regulated utility operating companies are accounted for under the principles of Regulated Operations ("ASC 980"). Under ASC 980, regulatory assets and liabilities that would not be recorded under U.S. GAAP for non-regulated entities are recorded to the extent that they represent incurred charges or credits that are probable of being recovered from or refunded to customers through the rate-setting process.
At any given time, the Company can have several regulatory proceedings underway. The financial effects of these proceedings are reflected in the unaudited interim condensed consolidated financial statements based on regulatory approval obtained to the extent that there is a financial impact during the applicable reporting period.
In the third quarter of 2025, no regulatory proceedings were completed.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2025 and 2024

5.Regulatory matters (continued)
Regulatory assets and liabilities consist of the following:

	September 30,	December 31,
(millions of U.S. dollars)	2025	2024
Regulatory assets
Securitized costs, net (a)	$267.3	$285.6
Rate adjustment mechanism	190.1	198.2
Deferred capitalized costs	227.3	178.4
Fuel and commodity cost adjustments	117.4	108.5
Wildfire mitigation and vegetation management (b)	132.4	128.3
Income taxes	95.4	96.7
Pension and post-employment benefits	38.6	51.8
Environmental remediation	69.5	62.3
Clean energy and other customer programs	40.3	40.5
Debt premium	5.0	12.8
Retired generating plant	13.7	14.6
Asset retirement obligation	11.4	11.7
Cost of removal	9.0	9.8
Rate review costs	9.6	11.2
Long-term maintenance contract	1.5	3.0
Other	144.2	107.6
Total regulatory assets	$1,372.7	$1,321.0
Less: current regulatory assets	(202.8)	(194.9)
Non-current regulatory assets	$1,169.9	$1,126.1

Regulatory liabilities
Income taxes	$246.0	$256.7
Cost of removal	196.9	188.9
Pension and post-employment benefits	131.3	138.8
Fuel and commodity cost adjustments	14.9	30.9
Clean energy and other customer programs	8.8	8.5
Rate adjustment mechanism	1.4	1.8
Other	10.9	10.7
Total regulatory liabilities	$610.2	$636.3
Less: current regulatory liabilities	(61.4)	(76.7)
Non-current regulatory liabilities	$548.8	$559.6
As recovery of regulatory assets is subject to regulatory approval, if there were any changes in regulatory positions that indicate recovery is not probable, the related cost would be charged to earnings in the period of such determination. The Company generally does not earn a return on the regulatory balances except for carrying charges on fuel and commodity cost adjustments, rate adjustment mechanism, clean energy and other customer programs, and rate review costs of some jurisdictions. During the three and nine months ended September 30, 2025, the Company recognized $4.7 million and $16.0 million, respectively (2024 - $5.7 million and $18.4 million, respectively) of carrying charges on regulatory balances on the unaudited interim condensed consolidated statements of operations under other income, which was computed using only the debt component of the allowed return.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2025 and 2024

5.Regulatory matters (continued)
(a)Securitized costs, net
On January 30, 2024, The Empire District Electric Company securitized, through the issuance of bonds, $301.5 million of qualified extraordinary costs associated with the February 2021 extreme winter storm conditions experienced in Texas and parts of the central United States and energy transition costs related to the retirement of the Asbury generating plant. The securitized costs will be amortized on a straight-line basis over the life of the bonds. During the three and nine months ended September 30, 2025, $4.5 million and $13.7 million, respectively (2024 - $3.6 million and $11.6 million, respectively) were recorded as amortization expense in the unaudited interim condensed consolidated statements of operations under depreciation and amortization. The bonds will be paid through securitized utility tariff charges, which are designed to recover the full scheduled principal amount of the bonds along with any associated interest and financing costs.
(b)     Wildfire mitigation and vegetation management
On July 12, 2019, California Assembly Bill 1054 ("AB 1054") was enacted. Pursuant to AB 1054, an electrical corporation may petition the California Public Utilities Commission ("CPUC") for recovery of costs and expenses arising from a covered wildfire, and the CPUC may approve recovery of such costs and expenses that are just and reasonable. Liberty Utilities (CalPeco Electric) LLC ("Liberty CalPeco") tracks its wildfire expense (such as payments to satisfy wildfire claims, including any deductibles, co-insurance and other insurance expense paid, outside legal expense incurred in defense of wildfire claims, payments made for wildfire insurance and related risk-transfer mechanisms, and the cost of financing these amounts) through a Wildfire Expense Memorandum Account ("WEMA"). The standard for cost recovery under AB 1054 has not been interpreted or applied by the CPUC. The Company will continue to evaluate the probability of recovery based on available evidence and applicable legal determinations.
In relation to the Mountain View Fire (refer to note 15(a)), the Company accrued estimated losses of $178.4 million for claims arising out of the Mountain View Fire, against which it recorded expected recoveries through insurance of $116.0 million and WEMA of $71.5 million. On June 20, 2025, the Company filed an application seeking recovery of $78.2 million, comprising of cost included in WEMA and $6.7 million of forecasted legal expenses, which is subject to approval by the CPUC pursuant to the standards in AB 1054. The Company paid $174.9 million related to these claims and received insurance recoveries of $116.0 million.
6.Long-term investments
Long-term investments consist of the following:

	September 30,	December 31,
(millions of U.S. dollars)	2025	2024

Long-term investments carried at fair value	$2.0	$2.1

Other long-term investments
Tax equity investments (a)	$132.4	$—
Equity-method investees (b)	47.2	38.1
San Antonio Water System and other	27.6	27.6
	$207.2	$65.7
Long-term investments	$209.2	$67.8

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2025 and 2024

6.Long-term investments (continued)
Income from long-term investments for the three and nine months ended September 30 is as follows:

	Three months ended		Nine months ended
	September 30		September 30
(millions of U.S. dollars)	2025	2024	2025	2024
Gain on investments carried at fair value
Atlantica	$—	$1.4	$—	$23.5
Other	0.1	0.1	0.1	0.2
	$0.1	$1.5	$0.1	$23.7
Dividend and interest income from investments carried at fair value
Atlantica	$—	$21.8	$—	$65.4

Other long-term investments
Tax equity investments (a)	$1.2	$—	$3.8	$—
Equity method gain (b)	1.6	1.1	3.7	2.9
Interest and other income	4.0	2.1	8.8	4.2
	$6.8	$3.2	$16.3	$7.1
Income from long-term investments	$6.9	$26.5	$16.4	$96.2
(a)Tax equity investments
As part of the disposition of the renewable energy business, the Company retained tax equity investments in seven renewable energy projects amounting to $165.5 million. From the seven renewable energy projects, the Company elected to apply the PAM to three eligible tax equity investments, which had a carrying value of $138.0 million. During the three and nine months ended September 30, 2025, the Company recorded amortization as a component of income tax expense of $3.6 million and $15.0 million, respectively and the Company recorded distributions of $1.6 million and $1.9 million, respectively, as a reduction in the investment. During the nine months ended September 30, 2025, the Company recorded a reduction in the investment of $12.2 million related to adjustments to the tax credits earned. As of September 30, 2025, the PAM-eligible tax equity investments had a carrying value of $108.9 million.
The remaining tax equity investments are not eligible to be accounted for under the PAM, as the tax benefits from these investments have been previously realized and the remaining benefits are primarily cash distributions. These investments were recorded at their cost of $27.5 million. During the three and nine months ended September 30, 2025, the Company recorded distributions of $1.8 million and $5.3 million, respectively, as a reduction in the investment and income of $0.4 million and $1.3 million, respectively. As of September 30, 2025, these tax equity investments had a carrying value of $23.5 million.
During the three and nine months ended September 30, 2025, the Company recognized tax credits and other tax benefits of $3.5 million and $16.1 million, respectively, and recorded non-income tax-related gains and other returns of $0.7 million and $2.5 million, respectively, in the unaudited interim condensed consolidated statements of operations for the tax equity investments accounted for using the PAM.
The Company has recorded delayed equity contributions in relation to one of the projects accounted for using the PAM of $24.4 million, of which $21.5 million is recorded as part of other long-term liabilities and the remaining $2.9 million as other current liabilities on the unaudited interim condensed consolidated balance sheets.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2025 and 2024

6.Long-term investments (continued)
(b)Equity-method investees
The Regulated Services Group has non-controlling interests, primarily a 9.8% ownership stake in a regulated transmission line in the province of Ontario and other non-regulated operating entities owned by its utilities. In total, the Company has non-controlling interests in various corporations, partnerships and joint ventures with a total carrying value of $47.2 million (December 31, 2024 - $38.1 million).
7.Long-term debt
Long-term debt consists of the following:

(millions of U.S. dollars unless otherwise noted)	Weighted average coupon	Maturity	Par value		September 30,	December 31,
Borrowing type					2025	2024
Senior unsecured revolving credit facilities (a)	—	2027-2028	N/A		$5.5	$250.7
Senior unsecured bank credit facilities (b)	—	2026-2031	N/A		81.7	180.3
Commercial paper	—	2026	N/A		245.0	383.0
U.S. dollar borrowings
Senior unsecured notes (Green Equity Units)	5.37%	2026		$1,140.8	1,145.4	1,140.2
Senior unsecured notes (c)	4.34%	2027-2047		$2,395.0	2,387.4	2,181.8
Senior unsecured utility notes	6.39%	2028-2035		$107.0	110.0	145.6
Senior secured utility bonds	4.81%	2026-2044		$836.7	818.8	849.2
Canadian dollar borrowings
Senior unsecured notes	3.32%	2050	C$	200.0	142.5	137.8
Senior secured project notes	10.21%	2027	C$	10.3	7.3	9.1
Chilean Unidad de Fomento borrowings
Senior unsecured utility bonds (d)	3.46%	2028-2040	CLF	2.8	120.5	59.4
					$5,064.1	$5,337.1
Subordinated borrowings
Subordinated unsecured notes	5.25%	2082	C$	400.0	$283.7	$274.3
Subordinated unsecured notes	5.87%	2079-2082		$1,100.0	1,086.8	1,087.3
					$6,434.6	$6,698.7
Less: current portion					(271.6)	(491.7)
					$6,163.0	$6,207.0
Short-term obligations of $1,212.5 million (December 31, 2024 - $118.3 million) that are expected to be refinanced on a long-term basis are presented as long-term debt.
Long-term debt issued at a subsidiary level (project notes or utility bonds) relating to a specific operating facility is generally collateralized by the respective facility with no other recourse to the Company. Long-term debt issued at a subsidiary level whether or not collateralized generally has certain financial covenants, which must be maintained on a quarterly basis. Non-compliance with the covenants could restrict cash distributions/dividends to the Company from the specific facilities.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2025 and 2024

7.Long-term debt (continued)
(a)Senior unsecured revolving credit facilities
On July 10, 2025, the Bermuda Electric Light Company Limited ("BELCO") fully repaid the $62.4 million drawn on its $100.0 million senior unsecured revolving credit facility (the "Bermuda Credit Facility"). Concurrently, BELCO amended and reinstated the Bermuda Credit Facility by decreasing the facility limit to $25.0 million and extending the maturity to July 10, 2027. As at September 30, 2025, $5.5 million had been drawn on the Bermuda Credit Facility.
(b)Senior unsecured bank credit facilities
On July 10, 2025, BELCO fully repaid its $49.5 million term loan facility ahead of its scheduled maturity of December 26, 2031.
On September 25, 2025, Suralis partially repaid CLF 1.5 million (equivalent to $62.2 million) of its term credit facilities.
(c)Senior unsecured notes
On July 10, 2025, BELCO completed a private placement offering of $200.0 million aggregate principal amount of 5.28% senior notes due June 14, 2030 (the "Senior Notes"). The Senior Notes are unsecured and unsubordinated obligations of BELCO and senior in right of payment to any existing and future subordinated indebtedness. BELCO used the net proceeds from the sale of the Senior Notes to repay certain existing indebtedness and for other general corporate purposes.
(d)Senior unsecured utility bonds
On August 13, 2025, Suralis completed a private placement offering of CLF 1.5 million (equivalent to $61.6 million) aggregate principal amount of 3.30% senior utility bonds due July 10, 2034 (the "Senior Utility Bonds"). The Senior Utility Bonds are unsecured and unsubordinated obligations of Suralis and senior in right of payment to any existing and future subordinated indebtedness. Suralis used the net proceeds from the sale of the Senior Utility Bonds to repay certain existing indebtedness and for other general corporate purposes.
The following table sets out the bank credit facilities available to AQN and its operating groups:

	September 30,	December 31,
(millions of U.S. dollars)	2025	2024
Revolving and term credit facilities	$2,181.7	$2,380.3
Funds drawn on facilities/commercial paper issued	(332.2)	(814.8)
Letters of credit issued	(33.0)	(26.2)
Liquidity available under the facilities	$1,816.5	$1,539.3
Undrawn portion of uncommitted letter of credit facilities	(64.7)	(63.3)
Cash on hand	62.2	34.8
Total liquidity and capital reserves	$1,814.0	$1,510.8

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2025 and 2024

7.Long-term debt (continued)
As of September 30, 2025, the Company had accrued $62.1 million in interest expense (December 31, 2024 - $77.0 million). Total interest expenses recognized for the three and nine months ended September 30, 2025 and 2024 consist of the following:

	Three months ended		Nine months ended
	September 30		September 30
(millions of U.S. dollars)	2025	2024	2025	2024
Long-term debt	$76.5	$77.2	$226.4	$217.2
Commercial paper, credit facility draws and related fees	3.7	23.0	12.5	80.2
Accretion of fair value adjustments	(1.5)	(1.5)	(4.5)	(3.9)
Allowance for funds used during construction capitalized on regulated property	(1.1)	(0.8)	(2.8)	(3.9)
Other (a)	(5.9)	(6.6)	(20.7)	(15.5)
	$71.7	$91.3	$210.9	$274.1
(a)Other
For the three and nine months ended September 30, 2025, other interest expense includes carrying costs deferred to regulatory assets in accordance with charges of plant-in-service accounting of $8.9 million and $25.9 million, respectively (2024 - $8.9 million and $22.7 million).
8.Pension and other post-employment benefits
The following tables list the components of net benefit costs for the pension plans and other post-employment benefits ("OPEB") in the unaudited interim condensed consolidated statements of operations for the three and nine months ended September 30:

	Pension benefits
	Three months ended September 30		Nine months ended September 30
(millions of U.S. dollars)	2025	2024	2025	2024
Service cost	$3.1	$4.5	$9.2	$10.4
Non-service costs
Interest cost	8.8	8.2	25.2	24.7
Expected return on plan assets	(9.4)	(8.6)	(28.0)	(25.9)
Amortization of net actuarial gains	(0.8)	(0.4)	(1.8)	(1.1)
Amortization of prior service credits	(0.3)	(0.4)	(1.0)	(1.1)
Impact of regulatory accounts	2.6	3.5	6.1	12.2
	0.9	2.3	0.5	8.8
Net benefit cost	$4.0	$6.8	$9.7	$19.2

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2025 and 2024

8.Pension and other post-employment benefits (continued)

	OPEB
	Three months ended September 30		Nine months ended September 30
(millions of U.S. dollars)	2025	2024	2025	2024
Service cost	$0.4	$0.5	$1.8	$2.1
Non-service costs
Interest cost	3.1	2.0	8.8	7.3
Expected return on plan assets	(2.8)	(2.1)	(8.3)	(7.4)
Amortization of net actuarial gains	(1.3)	(0.7)	(3.9)	(3.2)
Amortization of prior service credits	(0.2)	(0.2)	(0.6)	(0.6)
Impact of regulatory accounts	1.6	1.7	5.3	5.5
	0.4	0.7	1.3	1.6
Net benefit cost	$0.8	$1.2	$3.1	$3.7
9.Shareholders’ capital
(a)Common shares
The number of common shares outstanding is as follows:

	Nine months ended
	September 30
	2025	2024
Common shares, beginning of period	767,343,863	689,271,039
Settlement of purchase contracts	—	76,909,700
Exercise of share-based awards	809,985	969,650
Common shares, end of period	768,153,848	767,150,389
(b)Dividends
All dividends of the Company are made on a discretionary basis as determined by the board of directors of the Company. The Company declares and pays the dividends on its common shares in U.S. dollars. Registered holders of common shares can elect to receive the dividends in Canadian dollar equivalent.
Dividends declared were as follows:

	Three months ended September 30
	2025				2024
(in millions except per share amounts)	Dividend		Dividend per share		Dividend		Dividend per share
Common shares		$50.5		$0.0650		$50.4		$0.0650
Series A Shares	C$	2.0	C$	0.4110	C$	2.0	C$	0.4110
Series D Shares	C$	1.7	C$	0.4283	C$	1.7	C$	0.4283

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2025 and 2024

9.Shareholders’ capital (continued)
(b)Dividends (continued)

	Nine months ended September 30
	2025				2024
(in millions except per share amounts)	Dividend		Dividend per share		Dividend		Dividend per share
Common shares		$151.3		$0.1950		$209.6		$0.2820
Series A preferred shares	C$	5.9	C$	1.2330	C$	5.9	C$	1.2330
Series D preferred shares	C$	5.1	C$	1.2849	C$	4.7	C$	1.1748

10. Accumulated other comprehensive income (loss)
    AOCI consists of the following balances, net of tax, composed of continuing and discontinued operations:

(millions of U.S. dollars)	Foreign currency cumulative translation	Unrealized gain (loss) on cash flow hedges	Pension and post-employment actuarial changes	Total
Balance, January 1, 2024	$(104.9)	$(38.3)	$40.9	$(102.3)
OCI	33.8	79.4	12.8	126.0
Amounts reclassified from AOCI to the unaudited interim condensed consolidated statements of operations	0.6	(27.1)	(5.8)	(32.3)
Net current period OCI	$34.4	$52.3	$7.0	$93.7
OCI attributable to the non-controlling interests	(4.6)	—	—	(4.6)
Net current period OCI attributable to shareholders of AQN	$29.8	$52.3	$7.0	$89.1
Amounts reclassified from AOCI to non-controlling interests	—	94.6	—	94.6
Balance, December 31, 2024	$(75.1)	$108.6	$47.9	$81.4
OCI	37.4	(43.5)	—	(6.1)
Amounts reclassified from AOCI to the unaudited interim condensed consolidated statements of operations	(0.3)	3.9	(3.3)	0.3
Net current period OCI	$37.1	$(39.6)	$(3.3)	$(5.8)
OCI attributable to the non-controlling interests	0.1	—	—	0.1
Net current period OCI attributable to shareholders of AQN	$37.2	$(39.6)	$(3.3)	$(5.7)
Amounts derecognized on sale of the renewable energy business (note 18)	(71.6)	—	—	(71.6)
Balance, September 30, 2025	$(109.5)	$69.0	$44.6	$4.1
Amounts reclassified from AOCI for foreign currency cumulative translation affected interest expense and derivative gain (loss); those for unrealized gain (loss) on cash flow hedges affected revenue from non-regulated energy sales, interest expense and derivative gain (loss); while those for pension and other post-employment actuarial changes affected pension and other post-employment non-service costs.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2025 and 2024

11.Income taxes
For the three and nine months ended September 30, 2025, the income tax expense in the unaudited interim condensed consolidated statements of operations represents an effective tax rate different than the Canadian enacted statutory rate of 26.5%. The differences are as follows:

	Three months ended		Nine months ended
	September 30		September 30
(millions of U.S. dollars)	2025	2024	2025	2024
Expected income tax expense at Canadian statutory rate	$22.7	$10.5	$50.2	$40.0
Increase (decrease) resulting from:
Effect of differences in tax rates on transactions in and within foreign jurisdictions and change in tax rates	1.0	(3.7)	(0.9)	(7.2)
Adjustments from investments carried at fair value	—	(3.4)	—	(7.3)
Change in valuation allowance	5.0	1.2	16.2	2.7
Non-controlling interests share of income	3.7	4.8	13.3	11.0
Tax basis step-up	—	—	(15.9)	—
Amortization and settlement of excess deferred income tax	(2.8)	(2.2)	(8.0)	(5.5)
Other	(2.6)	(0.8)	(1.1)	(0.4)
Income tax expense	$27.0	$6.4	$53.8	$33.3
The Company’s overall deferred tax asset position related to Canadian attributes remained unchanged during the nine months ended September 30, 2025. As at September 30, 2025, it was considered more likely than not that there would not be sufficient taxable income in the future that would allow realization of these deferred tax assets. The Company will continue to monitor this position as at each balance sheet date.
12.Other net losses
Other net losses consist of the following:

	Three months ended		Nine months ended
	September 30		September 30
(millions of U.S. dollars)	2025	2024	2025	2024
Restructuring costs (a)	$(9.6)	$(9.5)	$(22.0)	$(19.9)
Other (b)	(1.7)	—	(3.5)	—
	$(11.3)	$(9.5)	$(25.5)	$(19.9)
(a)Restructuring costs
Restructuring costs include one-time costs related to the Company's ongoing simplification and transition to a premium pure-play utility. Such costs include severance, fees paid to third-party consultants and other non-recurring items.
(b)Other
For the three and nine months ended September 30, 2025, other losses primarily consist of other miscellaneous write-offs, net of miscellaneous gains.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2025 and 2024

13.Basic and diluted net earnings (loss) per share
Basic and diluted net earnings (loss) per share have been calculated on the basis of net earnings (loss) attributable to the common shareholders of the Company and the weighted average number of common shares and bonus deferral restricted share units outstanding. Diluted net earnings (loss) per share are computed using the weighted average number of common shares, additional shares issued subsequent to quarter-end under the dividend reinvestment plan, and, if dilutive, potential incremental common shares related to the convertible debentures and the weighted average number of outstanding share options, performance share units, restricted share units and deferred share units outstanding during the period.
The reconciliation of the net earnings (loss) and the weighted average shares used in the computation of basic and diluted net earnings (loss) per share are as follows:

	Three months ended		Nine months ended
	September 30		September 30
(millions of U.S. dollars, except number of shares and per share amounts)	2025	2024	2025	2024
Net earnings from continuing operations attributable to shareholders of AQN	$73.7	$49.5	$186.5	$172.8
Series A preferred share dividend	1.4	1.4	4.2	4.4
Series D preferred share dividend	1.3	1.3	3.7	3.4
Net earnings from continuing operations attributable to common shareholders of AQN	71.0	46.8	178.6	165.0
Net loss from discontinued operations attributable to common shareholders of AQN	(34.8)	(1,355.2)	(26.7)	(1,366.9)
Net earnings (loss) attributable to common shareholders of AQN – basic and diluted	$36.2	$(1,308.4)	$151.9	$(1,201.9)
Weighted average number of shares
Basic	768,226,488	767,236,804	767,986,630	719,719,562
Effect of dilutive securities	4,882,920	2,456,382	4,030,074	2,178,147
Diluted average number of shares	773,109,408	769,693,186	772,016,704	721,897,709
Basic and diluted net earnings per share from continuing operations	$0.09	$0.06	$0.23	$0.23
Basic and diluted net loss per share from discontinued operations	$(0.04)	$(1.77)	$(0.03)	$(1.90)
Basic and diluted net earnings (loss) per share	$0.05	$(1.71)	$0.20	$(1.67)
This calculation of diluted average number of shares excludes the potential impact of 3,954,964 and 4,118,859 incremental shares that may become issuable pursuant to outstanding securities of the Company for the three and nine months ended September 30, 2025, respectively.
14.Segmented information
As a result of the disposition of the Company’s former renewable energy group (excluding the Hydro Group), the Regulated Services Group is the only reportable operating segment of the Company. The Regulated Services Group primarily owns and operates a portfolio of regulated electric, water distribution and wastewater collection, and natural gas utility systems and transmission operations in the United States, Canada, Bermuda and Chile. However, management has elected to disclose the "Hydro Group" as a reportable operating segment, which consists of hydroelectric generation facilities located in Canada that were not sold as part of the Renewables Sale. Non-operating segments include the corporate activities of the Company, which are reported under the "Corporate Group".

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2025 and 2024

14.Segmented information (continued)
For purposes of evaluating the performance of the business units, the Company allocates the realized portion of any gains or losses on financial instruments to the specific business unit. Interest income from San Antonio Water System is included in the operations of the Regulated Services Group. Equity method gains and losses are included in the operations of the Regulated Services Group. Dividend income from Atlantica Sustainable Infrastructure plc ("Atlantica") was reported and allocated under the Corporate Group, until the Company sold its ownership interest in the fourth quarter of 2024. The change in value of investments carried at fair value, unrealized portion of any gains or losses on derivative instruments not designated in a hedging relationship and foreign exchange gains and losses are not considered in management’s evaluation of divisional performance and are, therefore, allocated and reported under the Corporate Group.
Resources are allocated and performance is assessed by the Company’s Chief Executive Officer, who has been determined to be the Chief Operating Decision Maker ("CODM"). For all of the segments, the CODM uses segment earnings before income taxes in the annual budgeting and forecasting process. The CODM also considers budget-to-actual variances on a monthly basis for this profit measure when making decisions about allocating capital.

	Three months ended September 30, 2025
(millions of U.S. dollars)	Regulated Services Group	Hydro Group	Corporate Group	Total
Revenue (1)	$558.3	$8.4	$—	$566.7
Other revenue	15.5	0.2	0.3	16.0
Fuel, power, water purchased and other cost of sales	126.3	—	—	126.3
Net revenue	447.5	8.6	0.3	456.4
Operating expenses	212.5	2.7	(0.9)	214.3
Depreciation and amortization	92.5	1.9	0.3	94.7
Gain on foreign exchange	—	—	(2.3)	(2.3)
Operating income	142.5	4.0	3.2	149.7
Interest expense	(36.2)	(0.2)	(35.3)	(71.7)
Income from long-term investments	2.7	—	4.2	6.9
Other income	4.7	—	—	4.7
Pension and other post-employment non-service costs	(1.3)	—	—	(1.3)
Other net gains (losses)	(3.8)	0.7	(8.2)	(11.3)
Gain on derivative financial instruments	8.6	—	0.1	8.7
Earnings (loss) before income taxes	117.2	4.5	(36.0)	85.7
Income tax recovery (expense)	(29.1)	(0.2)	2.3	(27.0)
Net effect of non-controlling interests	16.0	(1.0)	—	15.0
Net earnings (loss) from continuing operations attributable to shareholders	$104.1	$3.3	$(33.7)	$73.7
Capital expenditures	$146.8	$1.7	$—	$148.5
(1) Regulated Services Group revenue includes $4.6 million related to alternative revenue programs for the three months ended September 30, 2025 that does not represent revenue recognized from contracts with customers.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2025 and 2024

14.Segmented information (continued)

	Three months ended September 30, 2024
(millions of U.S. dollars)	Regulated Services Group	Hydro Group	Corporate Group	Total
Revenue (1)	$551.4	$8.9	$—	$560.3
Other revenue	12.5	—	0.4	12.9
Fuel, power, water purchased and other cost of sales	128.4	—	—	128.4
Net revenue	435.5	8.9	0.4	444.8
Operating expenses	223.5	1.7	2.7	227.9
Depreciation and amortization	97.3	1.7	0.4	99.4
Loss on foreign exchange	—	—	6.4	6.4
Operating income (loss)	114.7	5.5	(9.1)	111.1
Interest expense	(46.9)	(0.2)	(44.2)	(91.3)
Income from long-term investments	2.2	—	24.3	26.5
Other income	5.7	—	—	5.7
Pension and other post-employment non-service costs	(3.0)	—	—	(3.0)
Other net losses	(6.1)	—	(3.4)	(9.5)
Gain on derivative financial instruments	0.3	—	—	0.3
Earnings (loss) before income taxes	66.9	5.3	(32.4)	39.8
Income tax recovery (expense)	(18.7)	(1.1)	13.4	(6.4)
Net effect of non-controlling interests	16.6	(0.5)	—	16.1
Net earnings (loss) from continuing operations attributable to shareholders	$64.8	$3.7	$(19.0)	$49.5
Capital expenditures	$175.0	$1.7	$—	$176.7
(1) Regulated Services Group revenue includes $12.1 million related to alternative revenue programs for the three months ended
September 30, 2024 that does not represent revenue recognized from contracts with customers.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2025 and 2024

14.Segmented information (continued)

	Nine months ended September 30, 2025
(millions of U.S. dollars)	Regulated Services Group	Hydro Group	Corporate Group	Total
Revenue (1)	$1,730.1	$28.1	$—	$1,758.2
Other revenue	42.9	0.7	1.1	44.7
Fuel, power, water purchased and other cost of sales	455.9	—	—	455.9
Net revenue	1,317.1	28.8	1.1	1,347.0
Operating expenses	629.8	8.2	3.0	641.0
Depreciation and amortization	290.8	5.5	0.7	297.0
Loss on foreign exchange	—	—	15.6	15.6
Operating income (loss)	396.5	15.1	(18.2)	393.4
Interest expense	(105.4)	(0.7)	(104.8)	(210.9)
Income from long-term investments	5.4	0.2	10.8	16.4
Other income	16.0	—	—	16.0
Pension and other post-employment non-service costs	(1.8)	—	—	(1.8)
Other net gains (losses)	(14.1)	0.7	(12.1)	(25.5)
Gain (loss) on derivative financial instruments	9.2	—	(7.4)	1.8
Earnings (loss) before income taxes	305.8	15.3	(131.7)	189.4
Income tax recovery (expense)	(82.3)	16.7	11.8	(53.8)
Net effect of non-controlling interests	53.9	(3.0)	—	50.9
Net earnings (loss) from continuing operations attributable to shareholders	$277.4	$29.0	$(119.9)	$186.5
Capital expenditures	$383.2	$2.9	$—	$386.1
	September 30, 2025
Property, plant and equipment	$9,399.3	$138.9	$32.9	$9,571.1
Investments carried at fair value	2.0	—	—	2.0
Equity-method investees	47.2	—	—	47.2
Total assets	13,320.4	167.6	300.4	13,788.4
(1) Regulated Services Group revenue includes $23.3 million related to alternative revenue programs for the nine months ended
September 30, 2025 that does not represent revenue recognized from contracts with customers.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2025 and 2024

14.Segmented information (continued)

	Nine months ended September 30, 2024
(millions of U.S. dollars)	Regulated Services Group	Hydro Group	Corporate Group	Total (2)
Revenue (1)	$1,667.5	$27.2	$—	$1,694.7
Other revenue	38.2	0.8	1.0	40.0
Fuel, power, water purchased and other cost of sales	448.3	0.3	—	448.6
Net revenue	1,257.4	27.7	1.0	1,286.1
Operating expenses	633.5	6.8	5.7	646.0
Depreciation and amortization	289.2	5.0	1.9	296.1
Loss on foreign exchange	—	—	3.8	3.8
Operating income (loss)	334.7	15.9	(10.4)	340.2
Interest expense	(145.2)	(0.7)	(128.2)	(274.1)
Income from long-term investments	4.9	—	91.3	96.2
Other income	18.4	—	—	18.4
Pension and other post-employment non-service costs	(10.4)	—	—	(10.4)
Other net losses	(7.5)	—	(12.4)	(19.9)
Gain (loss) on derivative financial instruments	(1.0)	—	1.5	0.5
Earnings (loss) before income taxes	193.9	15.2	(58.2)	150.9
Income tax recovery (expense)	(51.7)	(3.4)	21.8	(33.3)
Net effect of non-controlling interests	57.5	(2.3)	—	55.2
Net earnings (loss) from continuing operations attributable to shareholders	$199.7	$9.5	$(36.4)	$172.8
Capital expenditures	$498.5	$4.9	$—	$503.4
	December 31, 2024
Property, plant and equipment	$9,284.4	$136.8	$28.9	$9,450.1
Investments carried at fair value	2.1	—	—	2.1
Equity-method investees	38.1	—	—	38.1
Total assets(3)	12,927.9	152.3	185.9	$13,266.1
(1) Regulated Services Group revenue includes $30.4 million related to alternative revenue programs for the nine months ended
September 30, 2024 that does not represent revenue recognized from contracts with customers.
(2) Reflect results of continuing operations.
(3) Excluding held for sale assets of $3,695.6 million.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2025 and 2024

14.Segmented information (continued)
AQN operates in the independent power and utility industries in the United States, Canada and other regions. Information on operations by geographic area is as follows:

	Three months ended September 30		Nine months ended September 30
(millions of U.S. dollars)	2025	2024	2025	2024
Revenue
United States	$461.4	$452.9	$1,450.3	$1,383.4
Canada	16.2	15.8	73.5	68.3
Other regions	105.1	104.5	279.1	283.0
	$582.7	$573.2	$1,802.9	$1,734.7
Revenue is attributed to the regions based on the location of the underlying generating and utility facilities.
15.Commitments and contingencies
(a)Contingencies
AQN and its subsidiaries are involved in various claims and litigation arising out of the ordinary course and conduct of its business. Although such matters cannot be predicted with certainty, management does not consider AQN’s exposure to such litigation to be material to these unaudited interim condensed consolidated financial statements. Accruals for any contingencies related to these items are recorded in the unaudited interim condensed consolidated financial statements at the time it is concluded that their occurrence is probable and the related liability is estimable.
Mountain View Fire
On November 17, 2020, a wildfire now known as the Mountain View Fire occurred in the territory of Liberty Utilities (CalPeco Electric) LLC ("Liberty CalPeco"). The cause of the fire remains in dispute, and CAL FIRE has not yet released its final report. There were 22 lawsuits filed that name certain subsidiaries of the Company as defendants in connection with the Mountain View Fire, as well as a non-litigation claim brought by the U.S. Department of Agriculture seeking reimbursement for alleged fire suppression costs and a notice from the U.S. Bureau of Land Management seeking damages for the alleged burning of public lands without authorization. Fifteen lawsuits were brought by groups of individual plaintiffs and a Native American group alleging causes of action including negligence, inverse condemnation, nuisance, trespass, and violations of Cal. Pub. Util. Code 2106 and Cal. Health and Safety Code 13007 (one of these 15 lawsuits also alleges the wrongful death of an individual and various subrogation claims on behalf of insurance companies). In six other lawsuits, insurance companies alleged inverse condemnation and negligence and seek recovery of amounts paid and to be paid to their insureds. In one other lawsuit, County of Mono, Antelope Valley Fire Protection District, and Bridgeport Indian Colony allege similar causes of action and seek damages for fire suppression costs, law enforcement costs, property and infrastructure damage, and other costs. Liberty CalPeco has resolved 21 of the lawsuits, and Liberty CalPeco is in the process of obtaining dismissals with prejudice of said lawsuits. The trial date for the remaining lawsuit previously scheduled for April 15, 2025 was vacated. The likelihood of success in this lawsuit is uncertain. Liberty CalPeco intends to vigorously defend it. The Company accrued estimated losses of $178.4 million for claims related to the Mountain View Fire, against which Liberty CalPeco has recorded recoveries through insurance of $116.0 million and Wildfire Expense Memorandum Account ("WEMA") of $71.5 million. On June 20, 2025, the Company filed an application seeking recovery of $78.2 million, comprising of cost included in WEMA and $6.7 million of forecasted legal expenses. The resulting net charge to earnings was $nil. The estimate of losses is subject to change as additional information becomes available. The actual amount of losses may be higher or lower than these estimates. While the Company may incur a material loss in excess of the amount accrued, the Company cannot estimate the upper end of the range of reasonably possible losses that may be incurred. The Company has wildfire liability insurance that was applied up to applicable policy limits.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2025 and 2024

15.Commitments and contingencies (continued)
Apple Valley Condemnation Proceedings
On January 7, 2016, the Town of Apple Valley (the "Town") filed a lawsuit in California state court seeking to condemn the utility assets of Liberty Utilities (Apple Valley Ranchos Water) Corp. ("Liberty Apple Valley"). On May 7, 2021, the trial court issued a Tentative Statement of Decision denying the Town's attempt to take the Apple Valley water system by eminent domain. The ruling confirmed that Liberty Apple Valley's continued ownership and operation of the water system is in the best interest of the community. On October 14, 2021, the trial court issued the Final Statement of Decision. The trial court signed and entered an Order of Dismissal and Judgment on November 12, 2021. On January 7, 2022, the Town filed a notice of appeal of the judgment entered by the trial court. On August 2, 2022, the trial court issued a ruling awarding Liberty Apple Valley approximately $13.2 million in attorney's fees and litigation costs. The Town filed a notice of appeal of the fee award on August 22, 2022. On January 15, 2025, the California Court of Appeal issued a decision reversing the trial court’s finding that the Town does not have a right to take the assets of Liberty Apple Valley and reversing the award of attorney’s fees to Liberty Apple Valley. The Court of Appeal decision remands the condemnation proceedings to the trial court to determine whether to (i) allow the Town to take the water system, (ii) remand the matter to the Town for further administrative proceedings or (iii) hold a new trial and apply the appropriate burden of proof and standard of review. On February 21, 2025, Liberty Apple Valley filed a petition for review of the Court of Appeal decision with the California Supreme Court. On April 23, 2025, the California Supreme Court granted the petition for review, which is proceeding in due course before the California Supreme Court.
Lexington Gas Incident
On April 9, 2025, an explosion and fire occurred in Lexington, Missouri, destroying or damaging certain structures, including residences, served by the gas distribution system of The Empire District Gas Company. A minor died and two others suffered serious physical injuries. The National Transportation Safety Board is investigating. To date, ten active suits as well as other pre-litigation demands have been asserted against a subsidiary of the Company and third party defendants which seek damages for personal injury and property damage, and one of these suits also seeks damages for wrongful death. In addition, the Missouri Attorney General filed a petition for injunctive relief and civil penalties associated with the incident and on October 9, 2025, the Missouri Public Service Commission opened an investigative docket into The Empire District Gas Company’s compliance with pipeline safety requirements. Although there can be no assurance, the Company has insurance that is currently expected to apply up to applicable policy limits for personal injury and property damage litigation and claims. The Company has currently accrued and incurred estimated losses of $108.5 million for claims related to the incident, against which recoveries through insurance of $107.0 million have been recorded. While the Company may incur a material loss in excess of the amount accrued, the Company cannot currently estimate the upper end of the range of reasonably possible losses that may be incurred. The estimate of losses is subject to change as additional information becomes available.
(b)Commitments
There are no new significant commitments not previously disclosed in the consolidated financial statements as of and for the year ended December 31, 2024.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2025 and 2024

16.Non-cash operating items
The changes in non-cash operating items consist of the following:

	Three months ended		Nine months ended
	September 30		September 30
(millions of U.S. dollars)	2025	2024	2025	2024
Trade and other receivables	$(69.0)	$(25.3)	$(59.9)	$72.0
Fuel and natural gas in storage	(11.3)	7.6	(1.5)	6.9
Supplies and consumables inventory	(1.3)	(3.8)	(1.5)	(12.4)
Income taxes recoverable	1.6	2.6	6.2	6.6
Prepaid expenses	(32.1)	(20.9)	(20.2)	(2.2)
Accounts payable, accrued liabilities and other	67.9	16.5	18.9	(43.8)
Current income tax liability	(3.9)	(0.8)	(9.5)	2.8
Net regulatory assets and liabilities	(24.6)	(46.3)	(50.8)	(84.3)
	$(72.7)	$(70.4)	$(118.3)	$(54.4)
17.Financial instruments
(a)Fair value of financial instruments

(millions of U.S. dollars)
September 30, 2025	Carrying amount	Fair value	Level 1	Level 2	Level 3
Long-term investments carried at fair value	$2.0	$2.0	$2.0	$—	$—
Other receivables	0.7	0.7	—	0.7	—
Contingent consideration	75.4	75.4	—	—	75.4
Derivative instruments:
Interest rate swaps designated as a hedge	78.1	78.1	—	78.1	—
Commodity contracts for regulatory operations	0.1	0.1	—	0.1	—
Total derivative instruments	78.2	78.2	—	78.2	—
Total financial assets	$156.3	$156.3	$2.0	$78.9	$75.4
Long-term debt	$6,163.0	$6,167.2	$2,001.2	$4,166.0	$—
Convertible debentures	0.3	0.3	0.3	—	—
Derivative instruments:
Interest rate swaps designated as a hedge	18.2	18.2	—	18.2	—
Commodity contracts for regulated operations	1.0	1.0	—	1.0
Total derivative instruments	19.2	19.2	—	19.2	—
Total financial liabilities	$6,182.5	$6,186.7	$2,001.5	$4,185.2	$—

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2025 and 2024

17.Financial instruments (continued)
(a)Fair value of financial instruments (continued)

(millions of U.S. dollars)
December 31, 2024	Carrying amount	Fair value	Level 1	Level 2	Level 3
Long-term investments carried at fair value	$2.1	$2.1	$2.1	$—	$—
Other receivables	0.7	0.6	—	0.6	—
Derivative instruments:
Interest rate swaps designated as a hedge	108.3	108.3	—	108.3	—
Commodity contracts for regulatory operations	0.2	0.2	—	0.2	—
Total derivative instruments	108.5	108.5	—	108.5	—
Total financial assets	$111.3	$111.2	$2.1	$109.1	$—
Long-term debt	$6,207.0	$6,135.5	$1,922.5	$4,213.0	$—
Convertible debentures	0.3	0.2	0.2	—	—
Derivative instruments:
Interest rate swaps designated as a hedge	19.1	19.1	—	19.1	—
Commodity contracts for regulated operations	0.3	0.3	—	0.3	—
Total derivative instruments	19.4	19.4	—	19.4	—
Total financial liabilities	$6,226.7	$6,155.1	$1,922.7	$4,232.4	$—
The Company has determined that the carrying value of its short-term financial assets and liabilities approximates the fair value as of September 30, 2025 and December 31, 2024 due to the short-term maturity of these instruments.
The Company’s Level 1 fair value of long-term debt is measured at the closing price on the New York Stock Exchange and the Canadian over-the-counter closing price. The Company’s Level 2 fair value of long-term debt at fixed interest rates has been determined using a discounted cash flow method and current interest rates. The Company's Level 1 fair value of convertible debentures has been determined as the greater of their face value and the quoted value of AQN's common shares on a converted basis.
The fair value of development loans and other receivables (Level 2) is determined using a discounted cash flow method, using estimated current market rates for similar instruments adjusted for estimated credit risk as determined by management.
The Company’s Level 2 fair value derivative instruments primarily consist of swaps, options and forward physical derivatives where market data for pricing inputs are observable. Level 2 pricing inputs are obtained from various market indices and utilize discounting based on quoted interest rate curves, which are observable in the marketplace.
The Company’s Level 3 fair value contingent consideration relates to the earn-out component recognized from the Renewables Sale. The fair value of the contingent consideration was determined using a discounted cash flow approach. The significant unobservable inputs used in the fair value measurement of the contingent consideration were the forward-looking ERCOT energy curves used to construct the expected cash flows and the discount rate applied to these cash flows, which was 11%. Significant increases (decreases) in expected cash flows or increases (decreases) in discount rate in isolation would have resulted in a significantly lower (higher) fair value measurement.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2025 and 2024

17.Financial instruments (continued)
(b)Derivative instruments
Derivative instruments are recognized on the unaudited interim condensed consolidated balance sheets as either assets or liabilities and measured at fair value at each reporting period.
(i)Commodity derivatives - regulated accounting
The Company uses derivative financial instruments to reduce the cash flow variability associated with the purchase price for a portion of future natural gas purchases associated with its regulated natural gas and electric service territories. The Company’s strategy is to minimize fluctuations in natural gas sale prices to regulated customers. As at September 30, 2025, the commodity volume, in dekatherms, associated with the above derivative contracts is 2,536,064.
The accounting for these derivative instruments is subject to guidance for rate-regulated enterprises. Therefore, the fair value of these derivatives is recorded as current or long-term assets and liabilities, with offsetting positions recorded as regulatory assets and regulatory liabilities in the unaudited interim condensed consolidated balance sheets. Most of the gains or losses on the settlement of these contracts are included in the calculation of the fuel and commodity cost adjustments. As a result, the changes in fair value of these natural gas derivative contracts and their offsetting adjustment to regulatory assets and liabilities had no earnings impact.
(ii)Cash flow hedges
The Company mitigates the risk that interest rates will increase over the life of certain term loan facilities by entering into the following interest rate swap contracts. For an interest rate swap or cross-currency interest rate swap designated as hedging the exposure to variable cash flows of a future transaction, the effective portion of this derivative's gain or loss is initially reported as a component of OCI and subsequently reclassified into earnings once the future transaction impacts earnings. Amounts for interest rate contracts are reclassified to earnings as interest expense over the term of the related debt.

(millions of dollars)
Derivative	Notional quantity		Expiry	Hedged item
Forward-starting interest rate swap	US$	350.0	July 2029	US$350.0 subordinated unsecured notes
Cross-currency interest rate swap	C$	400.0	January 2032	C$400.0 subordinated unsecured notes
Forward-starting interest rate swap	US$	750.0	April 2032	US$750.0 subordinated unsecured notes
The following table summarizes OCI attributable to derivative financial instruments designated as a cash flow hedge held by continuing and discontinued operations:

	Three months ended		Nine months ended
	September 30		September 30
(millions of U.S. dollars)	2025	2024	2025	2024
Effective portion of cash flow hedge	$(21.3)	$(6.1)	$(43.5)	$39.6
Amortization of cash flow hedge	5.3	(0.3)	4.7	(1.3)
Amounts reclassified from AOCI	(0.4)	0.4	(0.8)	(5.6)
	$(16.4)	$(6.0)	$(39.6)	$32.7
The Company expects $2.0 million of unrealized losses currently in AOCI to be reclassified, net of taxes, into investment loss, interest expense and derivative gains, within the next 12 months, as the underlying hedged transactions settle.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2025 and 2024

17.Financial instruments (continued)
(b)Derivative instruments (continued)
(iii)Foreign exchange hedge of net investment in foreign operation
The functional currency of most of AQN's operations is the U.S. dollar. The Company designates obligations denominated in Canadian dollars as a hedge of the foreign currency exposure of its net investment in its Canadian investments and subsidiaries. The related foreign currency transaction gain or loss designated as, and effective as, a hedge of the net investment in a foreign operation is reported in the same manner as the translation adjustment (in OCI) related to the net investment. A foreign currency gain of $nil and $65.6 million for the three and nine months ended ended September 30, 2025, respectively, were released into earnings upon the disposition of the hedged investments in foreign operations and the termination of the hedge (2024 - loss of $4.1 million and gain of $6.1 million, respectively) was recorded in OCI.
On May 23, 2019, the Company entered into a cross-currency swap, coterminous with the subordinated unsecured notes issued on such date, to effectively convert the $350.0 million U.S. dollar-denominated offering into Canadian dollars. The change in the carrying amount of the notes due to changes in spot exchange rates was recognized each period in the unaudited interim condensed consolidated statements of operations as loss on foreign exchange. The Company designated the entire notional amount of the cross-currency fixed-for-fixed interest rate swap as a hedge of the foreign currency exposure related to cash flows for the interest and principal repayments on the notes. Upon the change in functional currency of AQN to the U.S. dollar on January 1, 2020, this hedge was de-designated. The Company redesignated this swap as a hedge of AQN's net investment in its Canadian subsidiaries. The related foreign currency transaction gain or loss designated as a hedge of the net investment in a foreign operation was reported in the same manner as the translation adjustment (in OCI) related to the net investment and was reclassified to profit and loss as part of the gains (losses) on disposition of the net investment in its Canadian subsidiary, which was reclassified to discontinued operations. A foreign currency gain of $nil and $6.0 million for the three and nine months ended September 30, 2025, respectively, were released into earnings upon the disposition of the hedged investments in foreign operations and the termination of the hedge (2024 - gain of $1.4 million and $5.8 million, respectively, was recorded in OCI).
Chilean operations
The Company is exposed to currency fluctuations from its Chilean-based operations. The Company's Chilean operations are determined to have the Chilean peso as their functional currency. Chilean long-term debt used to finance the operations is denominated in Chilean Unidad de Fomento.
(iv)Other derivatives and risk management
In the normal course of business, the Company is exposed to financial risks that potentially impact its operating results. The Company employs risk management strategies with a view to mitigating these risks to the extent possible on a cost-effective basis. Derivative financial instruments are used to manage certain exposures to fluctuations in exchange rates, interest rates and commodity prices. The Company does not enter into derivative financial agreements for speculative purposes. For derivatives that are not designated as hedges, the changes in the fair value are immediately recognized in earnings.
The effects on the unaudited interim condensed consolidated statements of operations of derivative financial instruments not designated as hedges consist of the following:

	Three months ended		Nine months ended
	September 30		September 30
(millions of U.S. dollars)	2025	2024	2025	2024
Amortization of cash flow hedge	$5.3	$(0.3)	$4.7	$(1.3)
Unrealized gain (loss) on commodity contracts	3.4	0.6	(2.9)	1.8
Gain on derivative financial instruments	$8.7	$0.3	$1.8	$0.5

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2025 and 2024

17.Financial instruments (continued)
(c)Supplier financing programs
In the normal course of business, the Company enters into supplier financing programs under which the suppliers can voluntarily elect to sell their receivables. The Company agrees to pay, on the invoice maturity date, the stated amount of the invoices that the Company has confirmed through the execution of bills of exchange. The terms of the trade payable arrangement are consistent with customary industry practice and are not impacted by the supplier’s decision to sell amounts under these arrangements. As of September 30, 2025, accounts payable included confirmed invoices from designated suppliers of $nil (December 31, 2024 - $80.5 million).
18.Disposition of renewable energy business
On January 8, 2025, the Company completed the Renewables Sale for proceeds of $2,092.8 million after subtracting taxes, transaction fees and other preliminary closing adjustments, including an adjustment for estimated remaining completion costs for in-construction assets. As a result of the disposition, the Company derecognized $3,693.2 million of total assets, $1,694.1 million of total liabilities, $37.1 million of AOCI and $988.0 million of non-controlling interests from its unaudited interim condensed consolidated balance sheets. This resulted in a loss on disposition of $0.8 million recorded within the unaudited interim consolidated statements of operations.
The consideration from the sale included an earn-out component with fair value of $71.7 million that was determined based on the expected cash flows from certain wind assets. These future cash flows have been discounted to reflect their current present values and recorded as contingent consideration within other assets on the unaudited interim condensed consolidated balance sheets.
In addition, the consideration from the sale included tax equity investments in seven renewable projects, the fair value of which amounted to $165.5 million, and was determined based on expected tax benefits and cash flows. These cash flows have been discounted to reflect their current present values and recorded as a long-term investment on the unaudited interim condensed consolidated balance sheets.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2025 and 2024

18.Disposition of Renewable Energy Business (continued)
The following table presents the carrying values of the major classes of assets held for sale and liabilities associated with assets held for sale included in AQN’s unaudited interim condensed consolidated balance sheets:

December 31,
(millions of U.S. dollars)	2024
Assets held for sale
Current assets
Cash and cash equivalents	$56.7
Trade and other receivables, net	85.4
Supplies and consumables inventory	4.2
Prepaid expenses	8.6
Derivatives instruments	4.3
Other assets	7.3
166.5
Non-current assets
Property, plant and equipment, net	3,219.8
Intangible assets, net	15.6
Other long-term investments	277.6
Derivative instruments	3.6
Other assets	12.5
3,529.1
Total assets held for sale	$3,695.6

Liabilities associated with assets held for sale
Current liabilities
Accounts payable	$23.0
Accrued liabilities	106.8
Other long-term liabilities	0.8
Derivative instruments	22.4
153.0
Non-current liabilities
Long-term debt	1,348.7
Derivative instruments	98.5
Pension and other post-employment benefits obligation	0.2
Other long-term liabilities	126.9
1,574.3

Total liabilities associated with assets held for sale	$1,727.3

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2025 and 2024

18.Disposition of renewable energy business (continued)
The following table presents the results of the discontinued operations, which are included in earnings (loss) from discontinued operations, net of tax in AQN’s unaudited interim condensed consolidated statements of operations:

	Three months ended		Nine months ended
	September 30,		September 30
(millions of U.S. dollars)	2025	2024	2025	2024
Revenue
Non-regulated energy sales	$—	$57.8	$7.4	$202.8
Other revenue	—	8.4	—	37.7
	—	66.2	7.4	240.5
Operating expenses	—	45.1	8.7	141.5
Non-regulated energy purchased	—	0.9	—	4.9
Depreciation and amortization	—	11.2	—	81.0
Loss on foreign exchange	—	3.7	—	22.5
	—	60.9	$8.7	249.9
Operating earnings (loss) from discontinued operations	—	5.3	(1.3)	(9.4)
Interest expense	—	(13.9)	—	(39.4)
Income (loss) from long-term investments	—	(46.7)	8.1	(78.2)
Loss on derivative financial instruments	—	(16.6)	—	(16.6)
Loss on disposition	—	(1,298.0)	(0.8)	(1,298.0)
Other net gains (losses)	(36.2)	1.4	(43.2)	(15.9)
Loss before income taxes	(36.2)	(1,368.5)	(37.2)	(1,457.5)
Income tax recovery	1.4	4.5	10.5	48.0
Loss from discontinued operations	$(34.8)	$(1,364.0)	$(26.7)	$(1,409.5)
Add: Net earnings attributable to non-controlling interests included in discontinued operations	—	8.8	—	42.6
Net loss from discontinued operations attributable to AQN	$(34.8)	$(1,355.2)	$(26.7)	$(1,366.9)
During the nine months ended September 30, 2025, the Company recognized an income tax recovery of $10.6 million as a result of the sale of investment tax credits, which were previously recorded as a part of discontinued operations.
AQN has elected not to separately disclose discontinued operations on AQN’s unaudited interim consolidated statements of cash flows. The following table summarizes AQN’s cash flows from discontinued operations:

	Three months ended		Nine months ended
	September 30,		September 30,
(millions of U.S. dollars)	2025	2024	2025	2024
Cash flows provided by (used in)
Operating activities	$—	$2.7	$—	$79.5
Investing activities	—	(24.1)	—	(134.3)

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2025 and 2024

18.Disposition of renewable energy business (continued)
Extinguishment of debt
On January 7, 2025, the Renewable Energy Group announced its intent to extinguish its outstanding Canadian senior unsecured notes of C$1,000.0 million in full and repay all outstanding principal and accrued interest amounts of $722.5 million as of the redemption date. The outstanding Canadian senior unsecured notes were repaid in full on February 6, 2025.
The outstanding U.S. senior secured notes of $475.9 million were repaid in full on January 8, 2025.
The senior unsecured credit facility of $181.0 million was repaid in full on January 8, 2025.
19.Comparative figures
Certain of the comparative figures have been reclassified to conform to the unaudited interim condensed consolidated financial statement presentation adopted in the current period to represent continuing operations.